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                                              |
                                              | PricewaterhouseCoopers LLP
                                              | 89 Sandyford Road
                                              | Newcastle upon Tyne
                                              | NE99 1 PL
                                              | Telephone +44 (0) 191 232 8493
                                              | Facsimile +44 (0) 191 269 4400



The Directors
Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

The Directors
Granite Finance Funding Limited
69 Park Lane
Croydon
CR9 1TQ

The Directors
Granite Finance Trustees Limited
22 Grenville Street
St. Helier
Jersey
JE4 8PX
Channel Islands

The Directors
Granite Master Issuer plc
Fifth Floor
100 Wood Street
London
EC2V 7EX

March 27, 2006



Dear Sirs,

Report of Independent Accountants

We have examined the Administrator's Annual Certificate of Compliance (Exhibit
99.1 to the annual report on Form 20-F) which states that Northern Rock plc ("the Administrator") has fulfilled its obligations, in its capacity as Administrator, in respect of the minimum servicing requirements for the mortgage receivables arising on designated accounts as set forth in the clauses of the Seventh Amended and Restated Administration Agreement

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is I Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Services Authority for designated investment business.

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The Directors
March 27, 2006


between Northern Rock plc, Granite Finance Funding Limited, Granite Finance Funding 2 Limited, Granite Finance Trustees Limited and The Bank of New York dated January 19, 2005, as amended by the Seventh Deed of Amendment and Restatement dated August 26, 2005 (the "Administration Agreement") specified in paragraph 3 below during the year ended December 31, 2005. The Administrator is responsible for its compliance with those requirements. Our responsibility is to express an opinion on the Administrator's fulfilment of its obligations under the Administration Agreement based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting the Administrator's assertion about its compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Administrator's compliance with the specified servicing requirements.

We examined the Administrator's compliance with the Administration Agreement clauses 4.2, 5.1, 5.2, 5.3, 12.1(a), 12.3, 14.1, 14.2, 14.3, 14.4, 17.1(d) and
(e), using definitions set forth in the Master Definitions Schedule signed for the purposes of identification by Brown & Wood and Clifford Chance Limited Liability Partnership on March 26, 2001 (as amended).

In our opinion, the Administrator's assertion that it has complied with the aforementioned requirements during the year ended December 31, 2005 is fairly stated, in all material respects.

Yours faithfully,



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP



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